SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Endava plc

(Name of Issuer)

Class A ordinary shares, nominal value £0.02 per ordinary share

(Title of Class of Securities)

29260V105**

(CUSIP Number of Class of Securities)

March 12, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 29260V105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The New York Stock Exchange under the symbol “DAVA.” Each ADS represents one Class A Ordinary Share of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29260V105

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Peter Stroeve
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 84,080 (1)
	6	Shared Voting Power 882,599 (2)
	7	Sole Dispositive Power 84,080 (1)
	8	Shared Dispositive Power 882,599 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 966,679 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.3% (3)
12	Type of Reporting Person IN

(1)	Includes 84,080 Class A Shares issuable to Peter Stroeve under the Velocity Partners Retention Bonus Plan within 60 days of the date of this filing.
(2)

Directly owned by Velocity Partners Legacy Inc. Peter Stroeve is the sole shareholder of Velocity Partners Legacy Inc. and may be deemed to have shared voting and dispositive power with respect to such Class A Shares.

(3)

The percentage is based on (i) 11,994,980 Class A Shares outstanding as of September 30, 2018 as reported in the Issuer’s 424(b)(3) prospectus supplement filed with the SEC on February 1, 2019 (ii) 1,125,037 Class A Shares issued to former equity holders of Velocity Partners, LLC on March 12, 2019, and (iii) 84,080 Class A Shares issuable to Peter Stroeve under the Velocity Partners Retention Bonus Plan within 60 days of the date of this filing.

SCHEDULE 13G

CUSIP No. 904572203

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Velocity Partners Legacy Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 882,599 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 882,599 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 882,599 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.7% (2)
12	Type of Reporting Person CO

(1)

Directly owned by Velocity Partners Legacy Inc. Peter Stroeve is the sole shareholder of Velocity Partners Legacy Inc. and may be deemed to have shared voting and dispositive power with respect to such Class A Shares.

(2)

The percentage is based on (i) 11,994,980 Class A Shares outstanding as of September 30, 2018 as reported in the Issuer’s 424(b)(3) prospectus supplement filed with the SEC on February 1, 2019, and (ii) 1,125,037 Class A Shares issued to former equity holders of Velocity Partners, LLC on March 12, 2019.

Item 1.

(a)	Name of Issuer:

Endava plc (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

125 Old Broad Street, London, EC2N 1AR

Item 2.

(2)(a)	NAME OF PERSONS FILING:

Peter Stroeve

Velocity Partners Legacy Inc.

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

11714 N Creek Parkway N, Suite 175, Bothell, WA 98011-8260

(c)	CITIZENSHIP:

Mr. Stroeve is a citizen of the United States of America. Velocity Partners Legacy Inc. is a corporation organized under the laws of the State of Washington.

(d)	TITLE OF CLASS OF SECURITIES:

Clasa A ordinary shares, nominal value £0.02 per ordinary share (the “Class A Shares”)

(e)	CUSIP NUMBER:

29260V105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2019	/s/ Peter Stroeve
PETER STROEVE

VELOCITY LEGACY PARTNERS INC.

Date: March 15, 2019	/s/ Peter Stroeve
	By:	Peter Stroeve
	Title:	Director

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of Class A ordinary shares of Endava plc is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: March 15, 2019	/s/ Peter Stroeve
PETER STROEVE

VELOCITY LEGACY PARTNERS INC.

Date: March 15, 2019	/s/ Peter Stroeve
	By:	Peter Stroeve
	Title:	Director